Free Writing Prospectus

Dated May 6, 2015

Filed Pursuant to Rule 433(d)

Registration No. 333-189212

Registration No. 333-189212-08

$1.165B CARMAX AUTO OWNER TRUST 2015-2
JT-BOOKS	:	Barclays (str), CS, Wells Fargo
CO-MGRS	:	JPM, MUFG, RBC, Scotia

CL	$SIZE(MM)	MDY/F	WAL	PWIN	E.FNL	L.FNL	BMK+LVL	YLD	COUP	PRICE
A-1	202.000	P-1/F1+	0.29	1-6	11/15	05/16		0.35%	0.35%	100.00000
A-2A	192.000	Aaa/AAA	1.11	6-21	02/17	06/18	EDSF +29	0.831%	0.82%	99.98940
A-2B	192.000	Aaa/AAA	1.11	6-21	02/17	06/18	1ML +28			100.00000
A-3	384.000	Aaa/AAA	2.53	21-41	10/18	03/20	IntS +30	1.375%	1.37%	99.99731
A-4	116.945	Aaa/AAA	3.80	41-48	05/19	03/21	IntS +36	1.814%	1.80%	99.97361
B	23.300	Aa2/AA	4.01	41-48	05/19	03/21	IntS +65	2.160%	2.15%	99.99867
C	23.300	A2/A	4.01	41-48	05/19	03/21	IntS +90	2.410%	2.39%	99.96951
D	31.455	Baa2/BBB	4.01	41-48	05/19	11/21	IntS +155	3.060%	3.04%	99.99744

TICKER	:	CARMX 2015-2	REGISTRATION	:	SEC-REG
EXPECTED PXG	:	PRICED	EXPECTED RATINGS	:	MOODY'S/FITCH
EXPECTED SETTLE	:	05/13/15	PXG SPEED	:	1.3% ABS to 10% CALL
FIRST PAY	:	06/15/15	ERISA ELIGIBLE	:	YES
BILL & DELIVER	:	BARCLAYS	MIN DENOMS	:	$5K x $1K

The Depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-888-227-2275, ext. 2263.

The information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.